Byrna Technologies Inc. S-1MEF

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Byrna Technologies Inc. on Form S-1 (No. 333-______) to be filed on or about July 16, 2021 of our report dated February 26, 2021 (except for the fourth paragraph of Note 24, as to which the date is June 1, 2021), on our audit of the consolidated financial statements as of November 30, 2020 and for the year then ended. Our report includes an explanatory paragraph that refers to a change in the method of accounting for leases due to the adoption of Accounting Standards Update 2016-02, “Leases” (Topic 842), as amended. We also consent to the reference to us under the caption “Experts” in Amendment No. 2 to the Registration Statement on form S-1 (No. 333-256684) incorporated by reference in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

July 16, 2021